UNITED STATESS
               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549


                        FORM 10-SB/12g/A
                        ----------------

  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
  -------------------------------------------------------------
 Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                       SKINTEK LABS, INC.
                       ------------------
         (Name of Small Business Issuer in its charter)


               DELAWARE                                        65-0636227
               --------                                        ----------
(State or Other Jurisdiction of Incorporation) (IRS Employer Identification No.)

         1750 NW 65th Avenue, Plantation, FL                      33313
         -----------------------------------                      -----
      (Address of Principal Executive Offices)                  (Zip Code)



                          954-327-8548
                          ------------
                   (Issuer's telephone number)


   Securities registered under Section 12 (b) of the Exchange Act: None
                        ----------------
                        (Title of class)



    Securities registered under Section 12(g) of the Exchange Act:


                  Common Stock, par value $.001
                        ----------------
                        (Title of class)








                          Page 1 of 49



                        Table of Content



                             PART I
                                                               Page No.

     Item 1. Description of Business                                3

     Item 2. Management's Discussion and Analysis of Finical
             Condition and Results of Operations                    8

     Item 3. Description of Property                                11

     Item 4. Security Ownership of Certain Beneficial Owners  and
             Management                                             12

     Item 5. Directors, Executive Officers, Promoters and Control
             Persons                                                13

     Item 6. Executive Compensation                                 14

     Item 7. Certain  Relationships  and  Related   Transactions    15

     Item 8. Description of Securities                              15


                             PART II

     Item 1. Market  for  Common Equity and  Related  Stockholder
             Matters                                                16

     Item 2. Legal Proceedings                                      17

     Item 3. Changes In and Disagreement  with   Accountants        17

     Item 4. Recent  Sales of Unregistered Securities               18

     Item 5. Indemnification of Directors and Officers              18

                            PART F/S

             Financial Statements                                   19

                            PART III

     Item 1. Index to Exhibits                                      38

     Item 2. Description of Exhibits                                38




                             PART I

     Item 1. Description of Business
     -------------------------------

Organization

        Skintek Labs, Inc., a Colorado corporation incorporated on December 13, 1994 under the name, Biologistics, Inc. (hereinafter the "Company" or the "Registrant"), to engage in the business of clinical consulting, contract packaging and labeling services for clinical studies. The Company never commenced business operations. On April 22, 1997, as a result of a merger into its subsidiary, Biologistics, Inc., which was incorporated on March 19, 1997, the Company became a Delaware corporation.

        Performance Brands, Inc., incorporated on September 21, 1995, under the laws of the State of the State of Florida. Performance Brands is engaged in the wholesale and retail distribution and sale of a variety of products for the skin-care market. See "Business-Operations" below. On March 31, 1999, the Company incorporated a wholly owned subsidiary, PBI Acquisition Corp. ("PBI") and on the same date, Performance Brands, Inc. merged with PBI. This merger involved the exchange of shares, pursuant  to  which the sole shareholders of Performance  Brands,
Inc.,  Stacy  and Cathy Kaufman, exchanged all of  their  capital stock of Performance Brands, Inc. for shares of the Company's common stock. This exchange was accounted for as a reverse purchase for reporting and accounting purposes. See the
Consolidated Financial Statements of the Company and its subsidiary, Performance Brands, Inc., which are attached hereto as Part F/S.

The Company and the Industry

        Performance Brands, Inc. has been in business since 1995, engaged in the sale of products for skin fitness and self-tanning. Hereinafter, Performance Brands, Inc. and its business operations shall be referred to as the "Company". The skin fitness and self-tanning business is part of the Sun and Body Care Industry, which has been a growing industry. The Company's products are sold though specific classes of trade: i.e. direct mail, drug chains, mass market outlets, health food stores, gyms, and tanning, nail and hair salons, as well as private label sales.

        This growth has been the result, in part, of the increasing public awareness of the potential danger to skin and health from prolonged exposure to the sun and the fact that the ozone layer will continue to erode over the next 20 years. A recent article in Soap/Cosmetics/Chemical Specialties magazine projected a trend toward products with higher SPFs (Sun Protection Factor), which is the measure of the UVB protection in a sun care product. In the same publication, it was reported that there was a trend in the US for the use of sunscreens year-round. As the public becomes more and more educated on the dangers of excess exposure to the sun, it will be realized that UVA rays are present the entire year, not just during the summer, when UVB rays are the strongest. Notwithstanding the foregoing, there can be no assurance that any future growth in the industry will benefit the Company, nor that the Company will share in any increase.

       In 1994, the National Weather Service, in its daily weather reports, started projecting the amount of ultraviolet intensity expected in 58 different cities in the United Stated between 11:30a.m. and 12:30p.m. the following day. Called the UV Index, ultraviolet intensity is ranked on a scale of 1 to 15. This program, created in cooperation with the Environmental Protection Agency and the Center for Disease Control and Protection, relates the UV intensity with the SPF or 20 or higher is recommended for an index over 10.

        The Company believes that this focus by Federal agencies on the impact of the sun's intensity, and the daily reporting on television and radio and other media of the index, should continue the trend to greater consumption of protective sun care products. Nevertheless, there can be no assurance that the Company's business will share in this growth.

        In addition to the Company's line of sun-care products, the Company also markets a line of body washes, which have been enjoying increasing consumer use and acceptance. Until approximately four to five years ago, most Americans relied upon bar soaps and wash clothes for their personal cleansing needs. Presently, it is estimated that 25% or more of the population have already changed the way they bathe, using body washes and cleansing puffs rather than bar soap. In fact, since their wide introduction in 1994, body washes have become the fastest growing trend in the personal cleansing category. The Company believes that the current trend is to liquid soaps.

        Products in the sun and body care business consist primarily of body lotions, oils, and gells designed either to prevent the skin from sunburning and/or promote sun tanning. In addition, there are products designed to moisturize the skin after sun bathing like aloe vera gels or lotions.

        "Body washes" are a form of skin cleansers that are either poured or squeezed out of a bottle, usually in a bath or shower. The appearance is of a thick liquid like substance with a variety of different colors and fragrances. A key attribute to body washes are the fact that they lather and rinse of easily. In addition, body washes are considered by many persons to serve as a better moisturizer than a traditional soap bar. However, it should be understood that bar soap is widely used and accepted by a great majority of users historically and there can be no assurance that body washes will ever become the industry standard. The manufacturing process of body washes allows more oil based ingredients to be incorporated into the formula, thus providing certain moisturizing benefits to the skin. This is not the case with bar soaps.

        "Cleansing puffs" also known as poufs or sponges are sometimes used in conjunction with body washes to maximize the amount of lather. Madee of a variety of materials, such as sea sponges, nylon or a combination of polyurethane/nylon in a form of an oversized sponge.

Competition and Ease of Entry Into The Sun and Body Care Industry

        There are few barriers to entry into the industry. Further, there exists substantial competition in the sun and body care industry, virtually of which have longer operating history, far greater financial, personal and other resources, with substantial product lines and sales and marketing budgets and proven records of success. Among other entities that the Company must compete with include the very large corporations such as Cheeseborough-Pond's(R), Gillette(R), Proctor & Gamble(R) and Lever Brothers(R), and the smaller, but well-established companies such as Tom's of Maine(R) and Freeman Cosmetics(R). These latter two companies have entered and established themselves in the specialized body wash product market.

        Major corporations as well as individual entrepreneurs and businesses are capable of modifying existing sun care formulas on the market and, with a reasonable investment, begin selling competitive products in a fairly quick time-frame, as large staffs are not needed to be successful in this industry, provided that a company has qualified sales and marketing efforts. After ten years in business, Sun Pharmaceuticals, Ltd., manufacturer of the Banana Boatr product line, reached the $80 million sales level, with only 100 employees.

        The industry is growing in many ways domestically and internationally, which should continue to serve to attract competition. There are many new sun care products and many new consumers, for which the Company must compete.

        In order for the Company to be competitive, the Company must devote substantial time, professional and management efforts, and retain outside marketing experts, to promote its new product line, SOAPSCREEN(R), which involves a high front-end cost, presently estimated at approximately $100,000. The Company projects that initial sales of its body wash and sunscreen products under the SOAPSCREEN(R) name will commence in the Spring of 2000. Further, if the Company is successful in establishing the SOAPSCREEN(R) product line, it may be expected that competitive products will enter the market, notwithstanding the fact that the Company has patent pending status of the Company's 10-SBS Polyscreen formulation.

       The Company's ability to compete will also be dependent upon its success in establishing itself as a leader in the filed of SPF soaps/body washes, of which . Sunscreens have been used as a major ingredient in face creams for several years by major manufacturers, which entities will be in position to compete with the Company.

        With respect to the Company's professional skin fitness line, sold in gyms and health food stores, the Company has one principal competitor, Jan Tana. Notwithstanding the belief of the Company that it will be able to successfully compete, there can be no assurance that it will be able to compete with any entities that have established presences in the markets in which the Company seeks to compete.

        The Company will be required to compete with larger, more established firms, because its primary focus is to market its products into the niche markets, for specialty products that include skin care products with sunscreens. The Company's professional tanning product line, sold under the ProTanr name, is distributed to the professional gym/health club and the health food markets. These are examples of the niche markets where competition is not as intense, and where the Company believes that it will be able to successfully compete. However, there can be no assurance that the Company is correct in such belief or that the competitive conditions will not adversely change, with more intense competition developing in this "niche" market.

         The Company's professional line of indoor tanning products, marketed under the ProTan(R) name, presently competes with six key producers, including the established Australian Gold(R), California Tan(R), Swedish Beauty(R), Supre(R), Power Tan(R) and Most products. While there can be no assurance, the Company believes that it will be able to successfully compete on the basis of quality and price in the market for its ProTan(R) line. However, in order for the Company to compete, the Company must maintain and increase its distribution network, which presently relies upon third persons, in order to maintain and hopefully increase its distribution network, of which there can be no assurance.

         The Company's ability to compete may be adversely effected by its limited number of employees, which at present number only 5 persons. Further, the Company is dependent upon its successfully access distribution channels, which will be dependent upon the acceptance of its products in the various markets into which it presently sells as well as those markets into which it hopes to expand. In order to be successful, of which there can be no assurance, the Company must be able to devote substantial resources to its sales and marketing efforts and budget, which budget the Company projects shall reach $1,000,000 during the next twelve months.

The Company is dependent upon its ability to generate operating revenues and/or other sources of revenues, whether debt or equity, in order to fulfill its plan for its sales and marketing budget. Futher, the Company to date has not confirmed the availability of any debt or equity financing or the terms of any such financing, if available.

The Bar and Liquid Soap Industry

        Total 1997 sales of bar soaps for all retail outlets in the country were $1.4 billion, a slight drop of 4% from the prior year. However, the sales of other soaps and cleansers (body washes) increased 33% during that year to $670 million. The current trend in the industry is to liquid soaps. Until three years ago, most Americans relied on bar soaps and wash clothes for their personal cleansing needs. Today, approximately one-quarter have already changed the way they bathe, using body washes and cleansing puffs instead. Introduced in 1994, they have become the fastest growing trend in the personal cleansing category. According to an article in the October, 1997, Soap/Cosmetics/Chemical Specialties, "The rising popularity of the body wash can be attributed to two things--body washes are cleaner and more convenient to use in the shower or bath and they simplify the skin care process by combining the cleansing and moisturizing steps."

         The significant growth pattern of body washes has attracted a variety of products from many manufacturers, including the long-established and financially strong companies such as Cheesebrough-Pond's(T), Gillette(R), Procter & Gamble(R), and Lever Bros.(R) The industry also includes established smaller producers such as Tom's of Maine(R) and Freeman Cosmetics(R), which have also entered and become competitive in the specialized body wash products into the market.

Sources of Supply

        The component ingredients for the Company's products are manufactured by third parties. The Company does not believe that it is dependent upon any single manufacturer, and that other sources of supply would be available, if necessary. At present, Cosmetic Corporation of America, located in Medley, FL ("CCA"), the prime filler for the new product line, is estimated by the Company to be operating at significantly less than capacity and the Company believes that it will be able to continue to utilize the services and components from CCA for the foreseeable future. The Company also sources other manufacturers, including Custom Manufacturing Corporation, Medley, FL, Farmanatural, Davie, FL, Five Star Brands LLC, Grand Rapids, MI and Rovar Soap Company, Los Angeles, CA.

        While the Company contemplated during the 1998 fiscal year the possibility of establishing its own manufacturing facility to fulfill its need for component ingredients and complete product manufacture, at present the Company believes that it may continue to rely upon third party manufacturers, to supply the components for its product lines. In addition to the use of third party manufacturers to manufacture and supply the component ingredients for the Company's products, and to manufacture the packaging for the display and sale of its finished products, such third parties also provide the Company, at no additional cost, storage space for such components and packaging materials, as needed. The Company believes that this arrangement shall also be satisfactory for the foreseeable future, and that no additional facilities or space will be required by the Company.

Sales, Marketing and Distribution of Products

        The Company's products are sold through a variety of retail outlets, including drug chains, grocery/supermarkets, health food stores, and tanning nail and hair/beauty salons, among other outlets. The Company owns the following registered or trademarked proprietary names: ProTan(R), SOAPSCREEN(R), Sunscreen Barrier System(R), Earthen Naturals(TM), Earthen Treasures(TM), Beauty Bites(TM), and Meta Slim 2000(TM). In addition, the Company has a patent pending and several PCT patents pending for its liquid body wash and sunscreen compositions. The Company presently is marketing and selling products under the names ProTan(R), SOAPSCREEN(R), Sunscreen Barrier System(R), Earthen Naturals(TM), Earthen Treasures(TM), and plans to commence marketing efforts under the trade names, Beauty Bites(TM), and Meta Slim 2000(TM). There can be no assurance that the Company will be able to generate market acceptance for the new products or be able to continue to develop and grow the market for existing products. The Company also utilizes approximately fifty wholesale distributors to market and sell its products, which distributors also inventory, ship and bill the Company's customers directly, as part of their distribution services.

        The Company also generates sales via mail order, from direct mail and Internet marketing by the Company. In addition, the Company uses the services of independent sales brokers nationwide, who are paid commissions equal to 5% of the sales generated. These independent brokers primarily sell the Company's products to the drug, mass retail and grocery/supermarket markets. The Company also generates sales under a private label program for products designed and marketed exclusively for a select group of national direct mail order merchants.

        The Company's ability to successfully market and sell its products will be dependent upon the acceptance of its products in the various markets into which it presently sells as well as those markets into which it hopes to expand. In order to be successful, of which there can be no assurance, the Company must be able to devote substantial resources to its sales and marketing efforts and budget, which budget the Company projects shall reach $1,000,000 during the next twelve months. As noted, the Company presently sells its products through fifty distributors, which market to ten thousand outlets, several national drug and mass market chains and over 200 independent drug stores, as well as several national catalogs.

Government Regulations

       At present, there are no specific regulations or approvals required by or from the Federal or state government or any agency for the products manufactured by the Company. Further, all of the Company's products are manufactured under GRAS ("Generally Recognized as Safe") for the cosmetic industry.

        Generally Recognized as Safe is a category of food additives established in 1958 by the Food and Drug Administration as part of a revised Food, Drug, and Cosmetic Act of l938. The original Generally Regarded as Safe list included approximately 700 food additives that had "stood the test of time", meaning that they had been subject to human use and or consumption and were believed to be harmless. A current revision by the FDA to reevaluate and reclassify all Generally Regarded as Safe additives is underway, with the potential for the FDA banning any additives deemed hazardous. While the FDA governs the GRAS standards, the ongoing revisions are specifically related to the raw materials which are additives, not to the finished cosmetic product, which the Company's products are considered.

Also, while the skin care industry is basically self-regulated, the FDA regulations do apply to fragranced personal care products, perfumes and cosmetics. Since there are limitless skin care flormulations recognized as "trade secrets" the actual impact of the FDA regulation is limited. However, by law, all the ingredients of a product must be listed on the label. These are listed in order of predominance, which means the percentage of the make-up or composition of each product.

        At present, the FDA does not require safety testing on any ingredient that goes into cosmetics or perfumes. Only once the product is on the market does the FDA have any regulatory authority. The FDA must prove in court that the product is unsafe before it can require the product to be removed from the marketplace. Nevertheless, on many occasions, manufacturers will voluntarily recall a product that is in question, either as a result of the manufacturer's own determination or any public report, or otherwise. The FDA does not require companies to register with the FDA, file the ingredients used, or even keep a record of injuries related to use of their products. In the event of any recall of one or more of the Company's products, the potential adverse impact would be based on the revenues lost from a particular product that would be recalled. No other actions or impact should result against the overall business of the Company. None of the Company's products are hazardous or contain any hazardous additives and therefore, the Company does not believe that there could exist any claim from consumers or any businesses that buy and use the Company's products.

        In addition, samples of each of the Company's products that have been produced are retained for three years, which samples are not part of inventory and not for resale. As a result, there are no present or anticipated regulations that have or may have any effect upon the Company or its business.

Item  2.Management's Discussion and Analysis of Finical Condition
        and Results of Operations
-----------------------------------------------------------------
Results of Operations

        During the Company's fiscal years ended December 31, 1998 and 1997, respectively, the Company had sales of $429,914 and $463,002, respectively. The reason for the slight decline in sales from fiscal 1997 to 1998, was principally due to the delay by the Company bringing the new product, SOAPSCREEN(R) to the market, as a result of the Company's determination to have clinical testing completed on SOAPSCREEN(R) in order to proceed with the patent application. It should be understood, however, that the Company is not dependent upon any single product for a material percentage of its sales. The Company incurred a net loss of $469,573 ($0.12 per Share) during 1998, compared to a net profit of $60,323 ($0.02 per Share) for the prior fiscal year.

        For the nine-month period ended September 30, 1999, the Company had sales of $848,396, compared to sales of $347,349 during the nine month period ended September 30, 1998. This increase in sales was due to the acceptance of several newly introduced skin care products, including SOAPSCREEN(R), Slim Tan(R), expansion of its existing Pro-Tan(R) product line, and several private label products. The Company was able to introduce these products and expand its line and marketing as a result of increased cash flow from operations and funds from financing activiities. During the nine month period ended September 30, 1999 and 1998, the Company received from financing activities $445,408 and $66,500, respectively.

        During such nine month period ended September 30, 1999 and 1998, respectively, the Company had a net loss of $77,405 ($0.02 per Share) and $301,264 ($0.09 per Share), respectively.
During the three-month period ended September 30, 1999, the Company had sales of $305,561 compared to sales of $125,045 for the comparable three-month period in 1998. For these three-month periods, the Company had a net loss of $80,914 ($0.01 per Share), compared to $86,552 ($0.03 per Share) for the prior year. See the Financial Statements attached hereto, which reflect increased sales and operating expenses associated with the increased sales efforts and results.

        The Company's net loss for the year ended December 31, 1998, was principally the result of significantly higher expenditure on selling, general and administrative expenses, which was $636,743 during 1998, compared to $165,133 during the prior fiscal year. The Company expended more funds (an increase of 800%) during 1998, compared to fiscal 1997, for selling expenses, to pay for the introduction of its SOAPSCREEN(R) product line. The Company's administrative expense increase by approximately 225% from 1997 to 1998, which was principally the result of costs associated with the merger, and general expenses increased related to the use of outside consultants for the development and marketing stages to launch the SOAPSCREEN(R) product line.

         The development of the SOAPSCREEN(R) product line required outside consultants for formula development, clinical testing and package design. Becasue these consultants provide services in the area deemed to be "work in progress", stage of product development, and not in the "finished goods" stage, these expenses have been classified by the Company as general. The Company continues to introduce new products, including the launch of the SlimTan(R) food bar and vitamin supplement line, which it should begin to sell in January, 2000, and the introduction of the Quick Tan(R) food bars, also in January, 2000. Both of these lines are principally aimed at the professional hair, nail and tanning salon professional markets.The Company believes that it will be required to continue to expend funds for existing and new products, which it estimates, will be approximately $1,000,000 over the next 12 months. Of this amount, approximately 5% on clinical support, such as ingredient research and sunscreen testing, as applicable, 2% for package design, sales literature and ad design, 5% for public relations, 10% for trade show participation and related travel, and 10% on advertising. The remaining 68% will be allocated to inventory financing and general operations.

       Liquidity and Capital Resources

        The Company, at September 30, 1999 had current assets of $806.476, compared to current assets of $186,927 at December 31, 1998. The increase in current assets is the result of increased sales, which led to increased cash, accounts receivable, inventory and stock subscriptions receivable. The Company's accounts receivable are all current and collectible, with no return privileges, and the inventory is all ready for sale. The increase in inventory consists of both finished products and components used for manufacturing finished products. The Company's sales policies do not provide any customers with any return privileges and sales are not contingent.

         The Company's current liabilities were $180,263 at September 30, 1999 compared to $372,033 at December 31, 1998. The Company achieved this improvement principally as a result of the conversion of short-term debt into equity, and increased cash flow from operations. On November 13, 1998, a merger consultant's note for $82,333 was converted into 164,667 Shares and 208,333 Shares were issued under Rule 144.

On March 31, 1999, $541,667 of merger consultant's note was converted into 1,083,338 Shares, and on July 6, 1999, a total of 1,034,933 Shares were sold to the merger consultant at price of $.50 per Share, resulting in stock subscriptions receivable of
$392,286, after the quarter's payments to the Company by consultants. During 1998 and 1999, a merger consultant advanced the Company $514,000 and paid an additional $117,915 in merger related expenses for the Company.

        There are no trends that the Company is aware of that would adversely impact upon its liquidity and the Company has no plans for any large capital expenditures. There is a trend, as discussed above under Description of Business, as a result of the increased public awareness of the risks associated with excess exposure to the sun, of the need for skin protection products, such as those of the Company. There can be no assurance, however, of the Company's ability to exploit this increased public awareness, notwithstanding the growing demand.

        The season for the Company's sun protection products is from January through August. The Company believes that as it adds to its product line, it would hope to increase the use of its products year round. Material events that would effect the Company's financial condition relate directly to the market acceptance for existing and new products. Any decline in acceptance would adversely effect the Company's ability to increase its distribution, which in turn would increase its sales. The Company's liquidity and future success shall be dependent upon the market acceptance of the Company's proprietary liquid body wash with sunscreen, which the Company believes is the only product of its kind on the market. The Company hopes to expand into the "functional foods" market with a new line of products under the Beauty Bites(TM) name. It does not presently have a budget allocated for this new product line.

Year 2000

         The Company acquired its computer systems with an objective to being Year 2000 compliant. The Company has engaged the services of a qualified technician to determine the extent to which it may be vulnerable to third party Year 2000 issues. As a relatively new corporation, all computer equipment was purchased in 1998 or later and all such equipment and software is Year 2000 compliant. The Company uses Microsoft software and has installed all the available updates to this software. Further, Microsoft updates will be installed if any further software shall become available from Microsoft prior to the end of 1999. The Company has expended approximately $5,000 on hardware and software to become Year 2000 compliant. The Company has assessed and continues to assess whether its information and non-information technology systems will be effected by the Year 2000 issues. The Company has investigated its third party communications suppliers such as the telephone company and its Internet service provider and found that all are in the process of becoming Year 2000 compliant in 1999. Based upon current information, management believes that the necessary modifications have been made internally to effectively continue the Company into the Year 2000. However, management is continuing to monitor internal systems, and to assess the readiness of its systems, to ensure Year 2000 compliance. As a contingency, the Company has identified other communication suppliers who could provide the necessary service at a minimal cost to the Company, and a minimal effect on the operations of the Company. In the event no other communication suppliers can be found, there could be a material adverse effect on the Company and its operations. Based upon current information, the Company does not believe that the costs associated with Year 2000 compliance shall be material for the Company.

Item 3.     Description of Property
-----------------------------------

        The Company presently leases approximately 6800 square feet of executive office space at 1750 NW 65th Avenue, Plantation, FL 33313, for $3,500 per month. The condition of the Company's leased facilities in Plantation, FL are excellent, and are sufficient for its use for the foreseeable future. The Company, as noted above, also has available from third party manufacturers of the components used to manufacture the Company's products and the manufacturer/suppliers of the packaging for its products the use of storage space to store such components and materials at no cost. This arrangement is also adequate for the Company's purposes for the foreseeable future. For the foreseeable future, the Company's business will not require any additional space for such uses as packaging, distribution or storage.
                             Page 11

Item 4. Security Ownership of Certain Beneficial Owners and
        Management
-----------------------------------------------------------

        As of December 22, 1999, the security ownership of the following persons and entities, who were either executive officers of the Company or were known to the Company to own more than five percent (5%) of the Company's outstanding voting securities was as follows:

(1)             (2)              (3)             (4)
-----------------------------------------------------------
Title of Class  Name and         Amount and      Percent of
                Address of       Nature of       Class(1)
                Beneficial       Beneficial
                Owner            Ownership
Common Stock    Stacy Kaufman    3,871,666 (2)       60.3%
                1750 NW 65th
                Avenue
                Plantation, FL
                33313
Common Stock    Cathy Kaufman    3,083,333 (3)       39.7%
                1750 NW 65th
                Avenue
                Plantation, FL
                33313

       ______
       (1) Based upon 6,421,271 shares issued and outstanding at December 30, 1999, inclusive of 500,000 shares underlying a stock option as discussed below.

       (2) Includes 3,083,333 shares owned of record and beneficially by Stacy Kaufman and Cathy Kaufman, jointly and 288,333 owned of record and beneficially by Stacy Kaufman.

       (3) A total of 3,083,333 shares are owned of record and beneficially by Stacy Kaufman and Cathy Kaufman, jointly.

        On March 30, 1999, the Company entered into an employment agreement with Stacy Kaufman, the Company's president and majority stockholder, in which was included an incentive compensation stock option plan. This plan allows the president to purchase up to 2,500,000 shares of common stock by March 29, 2009, when and provided that certain annual revenue levels are reached, beginning at December 31, 1999. Based upon this employment agreement, Mr. Kaufman has the right within a date 60 days from the date of this Form 10-SB/12g/A to exercise an option to purchase 500,000 shares at $.50 per share. These shares were not included in the diluted shares for the earnings per share calculation. See the Consolidated Financial Statements attached hereto.
                             Page12

Item 5. Directors, Executive Officers, Promoters and
        Control Persons
----------------------------------------------------

       (a)  The directors and executive officers are:

Name                  Age       Title
Stacy Kaufman         34        President, Chief Executive
Officer, and
a Director

Cathy Kaufman         41        Secretary, Treasurer and a
Director

       All directors hold office until the next annual meeting of stockholders of the Company and until their successors have been elected and shall qualify. Officers serve at the discretion of the Board of Directors. The Company contemplates prior to the end of the current fiscal year or during the first quarter of fiscal 2000, that it shall enter into an employment agreement with a chief chemist, Michael Dulak, the terms of which have not been determined as of the date of this Form 10-SB/12g/A.

        Stacy Kaufman has served as President, Chief Executive Officer and a Director of the Company from its inception, having organized the Company in September, 1995. Mr. Kaufman serves the Company in a full time capacity. Mr. Kaufman formulated and developed SkinTekr brand of products in 1985 and developed the PRO TANr instant tanning products in 1986. Mr. Kaufman has worked for the Company and its predecessor for more than the past five years. Effective March 30, 1999, the Company entered into a five
(5) year executive employment agreement with Stacy Kaufman. See "Executive Compensation" below.

       Cathy Kaufman has been Secretary, Treasurer and a Director of the Company since September, 1995. During the past five years, Cathy Kaufman, who is married to Stacy Kaufman, prior to he employment with the Company, served as comptroller of a private company has served as comptroller in the mail order business.

Item 6.       Executive Compensation
------------------------------------

                          SUMMARY COMPENSATION TABLE

                                                     Long Term Compensation

                Annual Compensation                  Awards                     Payouts

(a)         (b)     (c)          (d)      (e)       (f)           (g)           (h)       (i)
Name and                                  Other                    Securities    LTIP      All other
Principal                                 Annual     Restricted    Underlying    Payouts   Compansation
Position    Year    Salary    Bonus($)    Compen-    Stock         Options/SAR's ($)       ($)
                                          Sation($)  Awards(s)$    (#)
-------------------------------------------------------------------------------------------------------
Stacy
Kaufman     1998    65,942        0        80,000     0             0             0         0
President
, CEO

Stacy
Kaufman     1997    1,200         0         0         0             0         0         0
President
, CEO

Stacy
Kaufman     1996    0             0         0         0             0         0         0
President
, CEO

Cathy
Kaufman
Secretary   1998    6,350         0         0         0             0         0         0
,Treasurer

Cathy
Kaufman
Secretary   1997    0             0         0         0             0         0         0
,Treasurer

Cathy
Kaufman
Secretary   1996    0             0         0         0             0         0         0
,Treasurer

  Stacy Kaufman has served as the Company's chief executive officer and president during the respective years set forth above. On March 30 ,1999, the Company entered into a five (5) year executive employment agreement with Mr. Kaufman, which provides for annual base salary of $100,100, subject to an annual increase of 10%, a bonus based upon performance determined by the board of directors, consisting presently of Mr. Kaufman and his wife, Cathy Kaufman, and incentive compensation in the form of stock options, under the Company's 1999 Stock Option Plan. This plan provides for the right to purchase 2,500,000 shares ("Option Shares"), exercisable until the close of business on March 29, 2009, at an exercise price of $.50 per Option Share, which was in excess of 110% of the fair market value of the Company's shares on the date of the agreement and grant. The right to exercise the options shall be contingent upon the Company's receipt of revenues, as follows: if and when the cumulative revenues reach $700,000, the right to exercise 500,000 Option Shares; $1,540,000 in revenues, and additional 500,000 Option Shares; $2,548,000 in revenues, an additional 500,000 Option Shares; $3,757,600 in revenues, and additional 500,000 Option Shares, and $5,209,120, the last 500,000 in Option Shares. Cathy Kaufman has served as Secretary and Treasurer during the respective years set forth above.

Item 7.Certain Relationships and Related Transactions
-----------------------------------------------------

        During fiscal 1997 and 1998 and to date, the Company has had no transactions with related parties, except for the executive employment agreement between the Company and its president and chief executive officer, Stacy Kaufman. See the discussion in the footnote to the table under "Executive Compensation" above.


Item 8.     Description of Securities
-------------------------------------

       The Company's authorized capital stock consists of 50,000,000 shares of common stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.001, of which 360,000 shares are designated as series `A' preferred stock. There are no shares of preferred stock issued or outstanding.

       The series `A' preferred stock has the following rights, preferences and limitations:

        (1) Dividends: Mandatory preferential dividends, as a group, equal to 10% of the Company's adjusted gross profit as reflected on its annual corporate income tax return, which dividend is to be paid, pro rata, among the holders of the issued and outstanding shares of A preferred within ten days of the filing of such return.

        (2) Liquidation Preference: In the event of any liquidation, dissolution or winding-up of the Company, 10% of the Company's assets shall be distributed, pro rata, to the holders of the A preferred before division and distribution of assets to the holders of the Company's common stock.

        (3) Voting Rights: The holders of A preferred shall have no voting rights.

        (4) Conversion Rights: The holders of A preferred shall have the right to convert their shares of A preferred into shares of the Company's common stock on the basis of three shares of common stock for every share of A preferred delivered to the Company for conversion. The procedure for delivering the certificates of A preferred to the Company and issuing common shares therefore shall be as designated by the Company's board of directors.

        The holders of shares of the Company's common stock shall have one vote on each matter submitted to shareholders for vote, including the election of directors. There are no pre-emptive rights with respect to the shares of common stock. Further, holders of the shares of common stock are entitled to share pro rata on dividends, if and when declared and paid on the common stock, although there are no present plans that any dividends will be paid on the shares of common stock for the foreseeable future. Also, there are no cumulative voting rights for shares of common stock and therefore, the holders of a majority of the Company's outstanding shares of common stock, represented by Stacy and Cathy Kaufman, will be able to elect the entire board of directors. The board of directors of the Company has the authority to designate the management of the Company and therefore control the Company.

                                  PART II

Item 1. Market for Common Equity and Related Stockholder Matters
----------------------------------------------------------------

        The Company's common stock is traded over-the-counter in what is referred to as the "NASDAQ Bulletin Board". As of December 30, 1999, there were 7 markets makers in the Company's stock. The following information with respect to the high and low market prices was obtained from the Company's records. The Company's shares on May 12, 1999 had a 1 for 6 reverse split, and the table below reflects such information.

                                          Bid Prices
        1997                       High                  Low
Quarter Ending  June 30            $ 4 1/2               $ 3
Quarter Ending Sept. 30            $ 5 1/4               $ 2 1/4
Quarter Ending  Dec. 31.           $ 3 3/8               $ 3

                                          Bid Prices
        1998                       High                  Low
Quarter Ending March 31            $ 4 1/8               $ 2 3/4
Quarter Ending  June 30            $ 3 3/4               $ 2
Quarter Ending Sept. 30            $ 3 3/8               $ 2 5/8
Quarter Ending  Dec. 31            $ 1 1/2               $ 5/16

                                          Bid Prices
        1999                       High                  Low
Quarter Ending March 31            $ 4 1/4               $ 3/16
Quarter Ending  June 30            $ 4 1/4               $ 3/16
Quarter Ending Sept. 30            $ 2 3/8               $ 1 1/32

Period  Ending Dec. 22             $ 1 7/16              $ 3/16

        The Company is filing this Form 10-SB/12g/A for the purpose of registering as a reporting company under the Securities Exchange Act of 1934 (the "Exchange Act"), and thereby enabling the Company to reapply to NASDAQ for the purpose of having its shares again trade on the NASDAQ Bulletin Board. Effective Octboer 7, 1999, the shares ceased to trade on the NAASDAQ:OTC bulletin board, because the Company was not reporting under the Exchange Act. The Company intends to apply upon the effective date of this registration statement to apply to have its shares again trade on the NASDAQ:OTC:Bulletin Board. As of December 22, 1999, there were 150 holders of the Company's common stock. The Company has never paid a dividend and does not anticipate that any dividends will be paid in the near future.

Item 2. Legal Proceedings
-------------------------

        The Company is not a party to any litigation that is material. The Company is a defendant in an action pending in the Circuit Court in and for Broward County, Florida. The action alleges a claim for $15,000, which is the minimum amount necessary for jurisdictional purposes in order to commence an action in such court. The claim of the plaintiff, a model, alleges that the Company used plaintiff's image without a consent. The
Company does not believe that the action, if adjudicated against the Company, will not have a material adverse impact upon the Company or its financial condition. Further, the Company believes that it will be able to settle this action through negotiations with the plaintiff, at terms satisfactory to the Company, which it does not believe will exceed $5,000.

Item 3.     Changes in and Disagreement with Accountants on Accounting
----------------------------------------------------------------------

        None. The Company's independent accountant, Grassano Accounting, P.A., is the successor independent accounting firm to the independent accountant firm of Grassano and Associates. During the past two years, the Registrant's financial statements have been audited by the accounting firms of Grassano Accounting P.A. and its predecessor firm, Grassano and Company. P.A. The predecessor accounting firm, Grassano and Company P.A., did not resign, decline to stand for re-election nor was it dismissed. Rather, it was reorganized as Grassano Accounting P.A. The principal accountant's report on the financial statements for the past two years did not contain an adverse opinion or disclaimer of opinion, nor was any report modified as to uncertainty, audit scope, or accounting principles. There was no decision to change accounting firms, but rather, the Company's board of directors ratified, recommended and approved the appointment of the successor accounting firm. There were no disagreements with the predecessor accountantinf firm, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to such accountant's satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

Item 4. Recent Sales of Unregistered Securities
-----------------------------------------------

        The Company sold the following unregistered shares as set forth below during the past three years. In connection with the transactions, no commissions were paid to any person or entity, and no underwriter was involved, nor was any officer, director or affiliate of the Company paid or given any consideration.

                Class of             Title and        Nature and
Date            persons/purchasers   Amount           Amount
                                     of Securities    of Consideration(1)
-------------------------------------------------------------------------
11/10/98        private              164,667 common   Cash $82,333.50
                investors            shares

11/11/98        consultant           208,333 common   Services valued
                                     shares           at $104,166.50

03/31/99        private              1,833,333        Cash
                investors            common shares    $541,666.50

07/06/99        private              1,034,933        $517,466.50 in
                investors            common shares    promissory
                                                      note. $242,095
                                                      of this amount
                                                      is due in cash
                                                      payable to the
                                                      Company. The
                                                      balance of
                                                      $275,371.50
                                                      shall be
                                                      satisfied by
                                                      the return to
                                                      the Company, at
                                                      $.50 per share
                                                      (550,743 shares)

(1) Each of the transactions was based upon the exemption from the registration provisions under Rule 504(D), Regulation D, promulgated pursuant to the Securities Act of 1933, as amended (the "Act") at $.50 per share. Under the provisions of Rule 504(D), the Company, as a non-reporting entity, relied upon this exemption, which permits up the sale of up to $1,000,000 in securities during a twelve month period. The shares sold to private investors, all of whom were sophisticated investors, were sold pursuant to a Regulation D exemption and provided above and the shares bear an appropriate legend. The shares issued to the consultant were issued for services in connection with the merger of the PBI into the Company, at a value of $.50 per share.

Item 5.     Indemnification of Directors and Officers
-----------------------------------------------------
       The Company's Certificate of Incorporation provides that the Company indemnify all persons whom it may indemnify to the fullest extent allowed by the General Corporation Law of Delaware.

                                 PART F/S

   Financial Statements

        The financial statements for the fiscal years ended December 31, 1998 and 1997, June 30, 1999 and 1998 (unaudited) and for the nine-month periods ended September 30, 1999 (unaudited) and 1998 (unaudited), are attached hereto.

                            SKINTEK LABS, INC.
                       (FORMERLY BIOLOGISTICS, INC)
                              AND SUBSIDIARY

                 INDEX TO CONSOLIDATED FINICAL STATEMENTS


                            SKINTEK LABS, INC.
                       (FORMERLY BIOLOGISTICS, INC)
                              AND SUBSIDIARY

                INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                 PAGE

  REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                21

  Consolidated Balance Sheets                                    22-23

  Consolidated Statements of Operations                          24-25

  Consolidated Statements of Stockholders' Equity (Deficit)      26-27

  Consolidated Statements of Cash Flows                          28-30

  Notes to Consolidated Financial Statements                     31-36

            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

               To the Board of Directors and Stockholders of
             Skintek Labs, Inc. (formerly Biologistics, Inc.)
                            Plantation, Florida

We have audited the accompanying consolidated balance sheets of Skintek Labs, Inc. (formerly Biologistics, Inc.) and Subsidiary (the "Company") as of June 30, 1999 and December 31, 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the six months ended June 30, 1999 and 1998, and for the years ended December 31, 1998 and 1997, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements give retroactive effect to the merger of Skintek Labs, Inc. and Performance Brands, Inc. (the Subsidiary), which has been accounted for as a reverse purchase as described in Note A of the accompanying notes to consolidated financial statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors for 1998 and 1997, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Skintek Labs, Inc. (formerly Biologistics, Inc.) and Subsidiary at June 30, 1999 and December 31, 1998, and the results of its operations and its cash flows for the six months ended June 30, 1999 and for the years ended December 31, 1998 and 1997, respectively, in conformity with generally accepted accounting principles.


/s/ Grassano Accounting, P.A.
Boca Raton, Florida
August 16, 1999

                            SKINTEK LABS, INC.
                       (FORMERLY BIOLOGISTICS, INC)
                              AND SUBSIDIARY
                        CONSOLIDATED BALANCE SHEETS

                           ASSETS

                                            June 30,    Dec. 31,
                                               1999        1998

CURRENT ASSETS
     Cash                                    $54,175         $ -
     Accounts Receivable                     227,462      16,889
     Inventory                               199,005      83,099
     Income Tax Receivable                                28,948
     Due from Stockholders                    38,150      60,767
                                             -------     -------
             TOTAL CURRENT ASSETS            518,792     189,703
                                             -------     -------

PROPERTY AND EQUIPMENT
     Machinery and Equipment                  34,094      21,658
     Furniture and Fixtures                    9,451       5,551
                                              43,545      27,209
                                              ------      ------
     Less:  Accumulated Depreciation          26,464      24,375
                                              ------      ------
            NET PROPERTY AND EQUIPMENT        17,081       2,834
                                              ------      ------

OTHER ASSETS
     Security Deposits                         5,385       4,885
      Patent( Less: Accumulated
             Amortization of $2 in 1999        1,713           -
                                               -----       -----
           TOTAL OTHER ASSETS                  7,098       4,885
                                               -----       -----
           TOTAL ASSETS                     $542,971    $197,422
                                            ========    ========

The accompanying Notes to Consolidated Financial Statements are an integral part of these Consolidated Statements.

                            SKINTEK LABS, INC.
                       (FORMERLY BIOLOGISTICS, INC)
                              AND SUBSIDIARY
                        CONSOLIDATED BALANCE SHEETS

                LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT

                                           June 30,    Dec. 31,
                                             1999        1998
CURRENT LIABILITIES
     Accounts Payable                       $300,611    $265,268
     Payroll Taxes Payable                     4,733       5,612
     Income Taxes Payable                      1,576       9,000
     Notes Payable                            19,569     234,593
                                             -------     -------
          TOTAL CURRENT LIABILITIES          326,489     514,473
                                             -------     -------
STOCKHOLDERS' EQUITY (DEFICIT)
     Common Stock, $0.001 Par Value,
          50,000,000 Shares
          Authorized, 4,886,338 Shares
          Issued & Outstanding
          in 1999 and 3,803,000 Shares
          Issued & Outstanding
          in 1998                              4,886       3,803
     Preferred Stock, $0.001 Par Value,
     Non-Voting,
     1,000,000 Shares Authorized,
     Shares Issued & Outstanding                   -           -
     Additional Paid in Capital              506,299     (22,642)
     Retained Earnings (Accumulated Deficit)(294,703)   (298,212)
                                             -------     -------
       TOTAL STOCKHOLDERS' EQUITY(Deficit)   216,482    (317,051)
                                             -------     -------
        TOTAL LIABILITIES & STOCKHOLDERS'
          EQUITY (DEFICIT)                  $542,971    $197,422
                                            ========    ========

The accompanying Notes to Consolidated Financial Statements are an integral part of these Consolidated Statements.

                               SKINTEK LABS, INC.
                          (FORMERLY BIOLOGISTICS, INC)
                                 AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                               For the Six Months Ended       For the Years Ended

                               June 30, 1999   June 30, 1998   Dec. 31, 1998 Dec. 31,1997
                                                 (Unaudited)

SALES                                 $542,835      $222,304    $429,914     $463,002

COST OF SALES                          257,448       169,666     262,744      211,067
                                       -------       -------     -------      -------
         GROSS PROFIT                  285,387        52,638     167,170      251,935
                                       -------       -------     -------      -------
OPERATING EXPENSES
     Selling                           115,463       176,392     279,681       28,716
     General                            59,216        31,313      72,252       48,902
     Administrative                    128,947        60,087     287,623       87,515
                                       -------       -------     -------      -------
          TOTAL OPERATING EXPENSES     303,626       267,792     639,556      165,133
                                       -------       -------     -------      -------
          INCOME (LOSS) FROM
          OPERATIONS                   (14,503)     (215,154)   (469,573)      86,802
                                       -------      ---------    -------      --------
OTHER INCOME AND EXPENSE
     Miscellaneous Income               16,413             0       8,029            -
     Interest Income                     1,677             0       2,312        7,835
     Interest Expense                     (383)          (14)     (2,317)     (11,714)
                                        ------      --------     -------      --------
       TOTAL OTHER INCOME(EXPENSE)      17,707           (14)      8,024       (3,879)
                                        ------      --------     -------      -------
          NET INCOME (LOSS) BEFORE
          PROVISION FOR (BENEFIT
          FROM) INCOME TAXES            (3,509)     (215,168)   (460,942)       84,290

Provision for (Benefit from)                 0             0     (44,171)       22,600
Income Taxes
                                        -------      -------     -------        ------
           NET INCOME  (LOSS )         $(3,509)    $(215,168)  $(416,771)      $61,690

NET INCOME (LOSS)
COMMON SHARE
     Basic                                $.00        $(.06)      $(.12)         $.02
                                          ====        ======      ======         ====
     Diluted                              $.00        $(.06)      $(.12)         $.02
                                          ====        ======      ======         ====
SHARES USED IN COMPUTING
NET INCOME (LOSS) PER
COMMON SHARE
     Basic                           4,347,662     3,430,000   3,479,052     3,364,411
                                     =========     =========   =========     =========
     Diluted                         4,729,894     3,430,000   3,479,052     3,364,411
                                     =========     =========   =========     =========




  The accompanying Notes to Consolidated Financial Statements are an integral part of these Consolidated Statements.

                                     Page 25


                               SKINTEK LABS, INC.
                          (FORMERLY BIOLOGISTICS, INC)
                                 AND SUBSIDIARY
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                                      Retained      Total
                     Number     Number of    Common     Preferred               Retained       Total
                     of         Shares       Stock      Stock        Additional Earnings       Stockholders
                     Shares     Preferred                            Paid In    Accumulated    Equity
                     common                                          Capital    Deficit        (Deficit)
------------------------------------------------------------------------------------------------------------
Balance at Dec.      3,250,000  360,000      $3,250     $360         $1,490     $56,869        $61,969
31, 1996

May 13, 1997
converted
360,000 preferred
into
180,000 common shares  180,000 (360,000)        180     (360)           180           -           -

Net Income                   -        -           -        -              -      61,690         61,690
                      --------------------------------------------------------------------------------
Balance at Dec.      3,430,000        0       3,430        0          1,670     118,559        123,659
31, 1997

November 13, 1998
converted $82,333
of merger
consultant's note
into 164,667
shares of
common stock and
issued an
additional 208,333
of Sec.144
common shares          373,000        -         373        -         81,960           -         82,333
Merger Costs                 -        -           -        -       (106,272)          -       (106,272)

Net Loss                     -        -           -        -           -          (416,771)   (416,771)
                       --------------------------------------------------------------------------------
Balance at Dec. 31   3,803,000        0       3,803        -        (22,642)     $(298,212)  $(317,051)
1998

March 31, 1999
converted
$541,667 of merger
consultant's note
into
1,083,338 shares
of common stock      1,083,338        -       1,083        -        540,584           -        541,667

Additional Merger            -        -           -        -        (11,643)                   (11,643)
Costs

Net Loss                     -        -           -        -           -             3,509       3,509
                     ---------------------------------------------------------------------------------
Balance at June      4,886,338        0      $4,886       $-       $506,299      $(279,703)   $216,482
30, 1999             =================================================================================

  The accompanying Notes to Consolidated Financial Statements are an integral part of these Consolidated Statements.


                                     Page 27


                             SKINTEK LABS, INC.
                        (FORMERLY BIOLOGISTICS, INC)
                               AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CASH FLOW

                                For the six Months Ended  For the Years Ended
                                June 30,     June 30,     Dec. 31,     Dec.31,
                                   1999         1998         1998        1997
                                            (Unaudited)

CASH FLOWS FROM OPERATING
ACTIVITIES:
  Net Income (Loss)             $(3,509)    $(215,168)   $(416,771)   $61,690
  Adjustments to Reconcile
  Net Income
  (Loss) to Net Cash
  Provided by
  Used in) Operating
  Activities:
    Depr.and Amortization         2,090           304          630        702
    Decrease ( Increase)
    in Accounts Receivable     (210,573)                     7,833    (18,492)
    Increase in Inventory      (115,906)                   (58,351)   (20,958)
    Decrease (Increase)
    in Income Tax Receivable     28,948                    (28,948)
    Increase in Security
    Deposits                       (500)       (2,150)      (2,150)
    Increase (Decrease) in
    Accounts Payable             35,343       172,682      249,709     (6,491)
    Increase (Decrease)
    in Payroll Taxes Payable       (879)        3,201        4,533     (1,035)
    Increase (Decrease) in
    Income Taxes Payable         (7,424)      (10,103)     (53,707)    29,512
                                 -------      --------     --------    ------
     NET CASH PROVIDED
     BY (USED IN) OPERATING
     ACTIVITIES                (265,392)      (51,234)    (297,222)    44,928
                                -------        ------      -------     ------
CASH FLOWS FROM INVESTING
ACTIVITIES:
     Loan Repayments from
     (Advances to)
     Stockholders (Net)          22,617        31,715      101,078     (44,790)
     Purchases of Machinery
     and Equipment              (16,336)                    (3,464)
     Purchases of
     Intangible Assets           (1,714)
     Purchases of Goodwill      (11,643)                  (106,272)
                                --------       -------    ---------    -------

     NET CASH USED IN
     INVESTING ACTIVITIES        (7,076)       31,715       (8,658)    (44,790)
                                --------       ------      --------     -------

CASH FLOWS FROM FINANCING
ACTIVITIES:
     Proceeds from Note Payable 326,643        25,000      305,272
                                -------        ------      -------      -------
     NET CASH PROVIDED BY
     FINANCING ACTIVITIES       326,643        25,000      305,272
                                -------        ------      -------      -------
NET INCREASE (DECREASE)
IN CASH                          54,175         5,481         (608)        138

CASH, BEGINNING OF PERIOD             0           608          608         470
                                -------         -----          ---         ---
CASH, END OF PERIOD             $54,175        $6,089           $0        $608
                                =======        ======          ===        ====
SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION
Cash paid during the
period for:
        Interest                   $383           $14       $2,317     $11,714
                                   ====           ===       ======     =======
        Income Taxes             $7,424            $0      $13,968          $0
                                 ======           ===      =======     =======

  The accompanying Notes to Consolidated Financial Statements are an integral part of these Consolidated Statements.

                       SKINTEK LABS, INC.
                  (FORMERLY BIOLOGISTICS, INC)
                         AND SUBSIDIARY
         CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)





  SUPPLEMENTARY DISCLOSURE OF NON-CASH OPERATING ACTIVITIES

  On May 13, 1997, 360,000 shares of preferred stock were converted into 180,000 shares of common stock.

  On  November  13, 1998, $82,333 of merger consultant's  note was  converted into 164,667 shares of common stock.  208,333 shares of Section 144 common stock were also issued.

  On March 31, 1999, $541,667 of merger consultant's note was converted into 1,083,338 shares of common stock.

  The accompanying Notes to Consolidated Financial Statements are an integral part of these Consolidated Statements.

  NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

  On December 13, 1994, Skintek Labs, Inc. (the "Company") under the name of Biologistics, Inc. was incorporated under the laws of Colorado, to engage in the business of clinical consulting, contract packaging and labeling services for clinical studies. The Company issued stock but never had any operations. On April 22, 1997, the Company became a Delaware corporation when it merged itself into its subsidiary, Biologistics, Inc., incorporated under the laws of Delaware on March 19, 1997.

         Performance  Brands,  Inc.  (the  "Subsidiary")   was
  incorporated September 21, 1995 under the laws of the  State
  of  Florida.   The Company is engaged in the  wholesale  and
  retail distribution and sale of various products in the skin-
  care   market.    Currently,  these   products   are   being
  manufactured, to the Company's specifications, in South Florida by several independent fillers and by the Company.

        On March 31, 1999, the Company incorporated a wholly-owned subsidiary PBI Acquisition Corp. On the same day Performance Brands, Inc. merged with PBI Acquisition Corp. when the sole stockholder exchanged his stock in Performance Brands, Inc. for 18,500,000 shares of Skintek Labs, Inc. Then PBI Acquisition Corp. was dissolved, leaving Performance Brands, Inc. as the surviving subsidiary of Skintek Labs, Inc. This stock-for-stock transfer was accounted for as a reverse purchase.

  Basis of Presentation and Consolidation
         The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of Skintek Labs, Inc. and its wholly-owned subsidiary Performance Brands, Inc. All material intercompany transactions and balances have been eliminated in consolidation.

  As described in Organization above, effective March 31, 1999, the Company acquired all of the common stock of Performance Brands, Inc. The business combination was accounted for as a purchase and accordingly, the Company's financial statements have been presented to include the results of Performance Brands, Inc. as though the business combination occurred as of January 1, 1997.

  Accounts Receivable
        All accounts receivable are due from unaffiliated third parties. The Company considers all accounts receivable to be fully collectible; accordingly no allowance for doubtful accounts is required. If amounts become uncollactible, the will be charged to operations when that ditermination is made.

  Inventory
        Inventory is stated at the lower of cost or market, using the first-in, first-out (FIFO) method and consists of bottles of product, empty bottles, displays, and boxes. The raw materials are expensed as purchased because their inventoried value would be immaterial.

  Property, Equipment and Depreciation
      Property additions, major renewals and betterments are included in the assets accounts at cost. Maintenance, repairs and minor renewals are charged to earnings when incurred.

         Depreciation is computed using the modified accelerated cost recovery system and the straight-line method over the estimated useful lives of the assets. The Company has elected to expense, rather than depreciate, the cost of certain depreciable personal property under Section 179 of the Internal Revenue Code. Although, these methods are not generally accepted accounting principles, the difference between them and any other acceptable method is immaterial to the current financial statements.

  Patent
        During the six months ending June 30, 1999, the Comapny paid $1,715 in patent fees, which are being amortized over seventeen years.

  Long-Lived Assets
        The Company periodically reviews the values assigned to long-lived assets, such as property and equipment and acquired customer bases, to determine whether any impairments are other than temporary. Management believes that the long-lived assets in the accompanying balance sheets are appropriately valued.

  Revenue Recognition
        Revenue from sales is recognized in the period in which the products are shipped and invoiced to the customer. Sales are final upon the shipment of the goods to customers. The customers are generally the fifty independent distributors throughout the world and an additional approximately eighteen hundred wholesale accounts, principally in the USA and several large American retail chains.
                            Paqge 32

  Advertising
  Costs associated with advertising are expensed in the year incurred. Advertising expenses, which are comprised primarily of print media, were $43,763 and $159,914 for the six months ending on June 30, 1999 and 1998, respectively; and $194,053 and $3,245 for the years ending on December 31, 1998 and 1997, respectively.

  Income Taxes
  Since inception, the Company has maintained a fiscal year ending on each 31st day of December. Provisions for income taxes have not been presented as there is no taxable income after consideration of net operating losses, and there are no timing differences.

  Earnings Per Common Share
  The Company adopted Statement of Financial Accounting Standard No. 128 ("FAS 128"), Earnings Per Share for the period of these financial statements. Basic earning per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per common share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to the potential conversion of advances from the merger consultant to 752,000 shares of common stock as of March 30, 1999. There was no dilution in the prior periods. The shares were also numbered as though the May 12, 1999 reverse stock split occurred on January 1, 1997.

  Recent Accounting Pronouncements
  In 1999, the Company was subject to the provisions of Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income" and Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." Neither statement had any impact on the Company's financial statements as the Company does not have any "comprehensive income" type earnings (losses) and its financial statements reflect how the "key operating decisions maker" views the business. The Company will continue to review these statements over time, in particular SFAS 131, to determine if any additional disclosures are necessary based on evolving circumstances.

  Estimates
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Fair Value of Financial Instruments
  The carrying amounts of financial instruments including cash, accounts receivable, accounts payable and accrued expenses approximated fair value because of the immediate or short-term maturity of these instruments.

  NOTE 2 - DUE FROM STOCKHOLDERS

  As of December 31, 1997, the Company had advanced the stockholders $157,440. These advances were evidenced by an unsecured promissory note at an interest rate of 6%, principal and accrued interest due on demand or on December 31, 1998. Interest of $7,835 was accrued as of December 31, 1997 and added to the balance, resulting in a due from stockholders of $165,275.

  During the year ended December 31, 1998, the stockholders had repaid $130,000 and borrowed an additional $25,492. Interest of $2,317 was accrued as of December 31, 1998, resulting in a balance of $60,767 and evidenced by an unsecured promissory note at an interest rate of 6%, principal and accrued interest due on demand or on December 31, 1999.

  During the six months ending on June 30, 1999, interest of $1,677 was accrued, and the stockholders made payments of $22,617 resulting in a balance of $38,150.

  NOTE 3 - NOTES PAYABLE

  On September 1, 1999, the Company purchased a forklift for $12,954, financing $11,654 of the balance owed with a note secured by the forklift at an interest rate of 12%. The monthly installments are $338 through December 1, 1999. No payments have ever been made; consequently, the note is in default, although no demands for payment have ever been made.

  During 1998 and 1999, a merger consultant advanced the Subsidiary $514,000 and paid an additional $117,915 in merger expenses for the Company. As of June 30, 1999, under a convertible promissory note agreement, $624,000 of these advances were converted to 1,248,000 shares of the Company's common stock, leaving a balance of $7,915, principal and accrued interest at a rate of 7% per annum due March 31, 2000.

  NOTE 4 - STOCK TRANSACTIONS AND OPTIONS

  Common Stock
  The Company initially authorized 50,000 shares of $0.001 par value common stock. On April 22, 1997 the Company re-incorporated in Delaware through a merger with its wholly owned Delaware subsidiary. The Company changed its authorized capital to 30,000,000 shares of $0.001 par value. As of December 31, 1998, the Company had issued 4,318,000 shares of common stock. On March 31, 1999, 18,500,000 shares were issued to effect the merger with Performance Brands, Inc. and 6,500,000 shares were issued for various items including the settlement of $541,667 of debt. On May 12, 1999, the Company declared a 6 to 1 reverse stock split, leaving par at $.001, and changing the number of shares authorized to 50,000,000. As of June 30, 1999, the Company had issued 4,886,338 shares of its common stock.

  Preferred Stock
  The Company has authorized 1,000,000 preferred shares $0.001 par value, non-voting, the rights and preferences of which to be determined by the Board of Directors at the time of issuance. Currently, there are no preferred shares outstanding.

  The Company has declared no dividends through June 30, 1999.

  Stock Options
  On   March  30,  1999,  the  Company  signed  a  convertible
  promissory note agreement with the aforementioned merger consultant (See Note 3.) in which all of the funds advanced to the Company and its Subsidiary are convertible into shares of the Company's common stock: 2 shares of stock for every $1 advanced. As of June 30, 1999, 1,248,000 shares of common stock had been issued for $624,000 of the advances.

  On March 30, 1999, the Company entered into an employment agreement with the president and majority stockholder, in which was included an incentive compensation stock option plan. This plan allows the president to purchase up to 2,500,000 shares of common stock by March 29, 2009 when certain annual revenue levels are reached beginning at December 31, 1999. These shares were not included in the diluted shares for the earnings per share calculation.

  NOTE 5 - PROVISION FOR (BENEFIT FROM) INCOME TAXES

  The provision for (benefit from) income taxes consists of the following:

                     For the Six                    For the Years
                     Months Ended                   Ended

                     June 30, 1999  June 30, 1998   Dec. 31, 1998  Dec. 31, 1997
                                    Unaudited
Federal
Current Provision          $24,400     $-                $-             $17,828
Current Benefit            (24,000)     -              (44,171)            -
Deferred                       -        -                 -                -
                            ------   -------            ------           ------
                               -        -              (44,171)          17,828
                            ------   -------            ------           ------
State
Current Provision            4,700      -                 -               4,772
Current Benefit             (4,700)     -                 -                -
Deferred                       -        -                 -                -
                               -        -                 -               4,772
                             -----   -------            ------           ------
Total                         $-       $-             $(44,171)         $22,600
                             -----   -------            ------           ------

  The Company's Federal and State income tax benefits of $24,400 and $4,700, respectively, resulted from carrying forward the Subsidiary's remaining net operating loss from 1998. As of June 30, 1999, the Company has a Federal NOL carryover of approximately $164,486 and a State NOL carryover of approximately $361,973, both expiring in the year 2013.

  NOTE 6 - COMMITMENTS

  The Company is obligated for an automobile lease which is properly treated as a non-cancelable operating lease. The term of the lease is 36 months with monthly payments of $466. The amounts due under this operating lease are as follows for the years ending December 31:

                   1999           $    2,796
                   2000                2,329
                                       -----
                                  $    5,125
                                       =====

  NOTE 7 - LITIGATION

  During the six months ending June 30, 1999, a model for a Subsidiary promotion sued the Subsidiary for back royalties from the product line advertised. Since the product line produced approximately $3,000 in profits, the management of the Subsidiary believes that there will be a nominal liability from this suit.

                       SKINTEK LABS, INC.
                  (FORMERLY BIOLOGISTICS, INC)
                         AND SUBSIDIARY

           INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                        (September 1999)


                                                        PAGE

           Consolidated Balance Sheets                  38-39

           Consolidated Statements of Operations        40-41

           Consolidated Statements of Cash Flows        42-43

           Notes to Consolidated Financial Statements   44-49

                       SKINTEK LABS, INC.
                  (FORMERLY BIOLOGISTICS, INC)
                         AND SUBSIDIARY
                   CONSOLIDATED BALANCE SHEETS
            SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
                           (UNAUDITED)

                             ASSETS

                                           Sep 30,      Dec. 31,
                                           1999         1998

CURRENT ASSETS
     Cash                                    $44,249         $ -
     Accounts Receivable                     132,363      24,722
     Inventory                               138,216      24,748
     Stock Subscriptions Receivable          392,286
     Due from Stockholders                    99,362     137,457
                                             -------     -------
             TOTAL CURRENT ASSETS            806,476     186,927
                                             -------     -------

PROPERTY AND EQUIPMENT
     Machinery and Equipment                  37,782      21,658
     Furniture and Fixtures                    9,451       5,551
                                              ------      ------
                                              47,233      27,209
                                              ------      ------
     Less:  Accumulated Depreciation          27,344      24,710
                                              ------      ------
            NET PROPERTY AND EQUIPMENT        19,889       2,616
                                              ------      ------

OTHER ASSETS
     Security Deposits                         6,745       4,885
     Patent (less: Accumulated
     Amortization $30 in 1999)                 1,687
                                              ------      ------
           TOTAL OTHER ASSETS                  8,432       4,885
                                              ------      ------
           TOTAL ASSETS                     $834,797    $194,428
                                            ========    ========

The financial information presented herein has been prepared by management without audit by independent certified public accountants.

                       SKINTEK LABS, INC.
                  (FORMERLY BIOLOGISTICS, INC)
                         AND SUBSIDIARY
                   CONSOLIDATED BALANCE SHEETS
            SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
                           (UNAUDITED)

           LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT

                                         Sep 30, 1999  Dec. 31, 1998

CURRENT LIABILITIES
     Accounts Payable                       $163,069    $237,945
     Payroll Taxes Payable                     3,964       8,330
     Income Taxes Payable                      1,576      47,604
     Notes Payable                            11,654      78,154
                                             -------     -------
          TOTAL CURRENT LIABILITIES          180,263     372,033
                                             -------     -------
STOCKHOLDERS' EQUITY (DEFICIT)
     Common Stock, $0.001 Par Value,
      50,000,000 Shares
      Authorized, 5,921,271 Shares
      Issued & Outstanding
      in 1999 and 3,430,000 Shares
      Issued & Outstanding
      in 1998                                  5,921       3,430
     Preferred Stock, $0.001 Par Value,
      Non-Voting,
      1,000,000 Shares Authorized,
      0 Shares Issued & Outstanding             -           -
     Additional Paid in Capital            1,024,230       1,670
      Retained Earnings
      (Accumulated Deficit)                 (375,617)   (182,705)
                                           ---------    ---------
       TOTAL STOCKHOLDERS' EQUITY(DEFICIT)   654,534    (177,605)
                                           ---------    ---------
         TOTAL LIABILITIES & STOCKHOLDERS'
         EQUITY (DEFICIT)                   $834,797    $194,428
                                           =========    =========

The financial information presented herein has been prepared by management without audit by independent certified public accountants.

                             SKINTEK LABS, INC.
                        (FORMERLY BIOLOGISTICS, INC)
                               AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (UNAUDITED)

                                   For the Three        For the Nine Months
                                    Months Ended               Ended

                               Sept. 30,   Sept. 30,   Sept. 30,  Sept. 30,
                               1999        1998        1999       1998
                               (Unaudited) (Unaudited) (Unaudited)(Unaudited)

SALES                           $305,561     $125,045   $848,396    $347,349

COST OF SALES                    207,658       93,372    465,106     263,038
                                 -------      -------    -------     -------
         GROSS PROFIT             97,903       31,673    383,290      84,311
                                 -------      -------    -------     -------
OPERATING EXPENSES
     Selling                      73,007       46,947    188,470     233,339
     General                      37,190       20,675     96,406      51,988
     Administrative               90,194       58,632    215,100     118,263
                                 -------      -------    -------     -------
          TOTAL OPERATING
           EXPENSES              200,391      126,254    499,976     393,590
                                 -------      -------    -------     -------
          INCOME (LOSS) FROM
          OPERATIONS            (102,488)     (94,581)  (116,686)   (309,279)
                                 -------      -------    -------     -------
OTHER INCOME
AND EXPENSE
     Miscellaneous Income         20,513        8,029     36,926       8,029
     Interest Income               1,061            -      2,738           -
     Interest Expense                  -            -       (383)        (14)
                                 -------       ------    -------      ------
        TOTAL OTHER
        INCOME (EXPENSE)          21,574        8,029     39,281       8,015
                                 -------       ------    -------      ------
          NET INCOME
          (LOSS) BEFORE
          PROVISION FOR
          INCOME TAXES           (80,914)     (86,552)   (77,405)   (301,264)
          Provision for
          Income Taxes                 0            0          0           0
                                  ------       ------     ------     -------
           NET INCOME  (LOSS)    (80,914)     (86,552)   (77,405)   (301,264)

RETAINED EARNINGS
(ACCUMULATED DEFICIT),
BEGINNING OF PERIOD             (279,703)     (96,153)  (298,212)    118,559
                                 --------      ------    -------     -------
RETAINED EARNINGS
(ACCUMULATED DEFICIT),
END OF PERIOD                  $(375,617)   $(182,705) $(375,617)  $(182,705)
                                 =======      =======    =======     =======
NET INCOME (LOSS)
COMMON SHARE
     Basic                        $(.01)       $(.03)     $(.02)      $(.09)
                                  ======       ======     ======      ======
     Diluted                      $(.01)       $(.03)     $(.02)      $(.09)
                                  ======       ======     ======      ======
SHARES USED IN COMPUTING
NET INCOME (LOSS) PER
COMMON SHARE
     Basic                     5,853,775    3,430,000  4,851,248   3,430,000
                               =========    =========  =========   =========
     Diluted                   5,853,775    3,430,000  4,851,248   3,430,000
                               =========    =========  =========   =========

The financial information presented herein has been prepared by management without audit by independent certified public accountants.

                                   Page 41

                             SKINTEK LABS, INC.
                        (FORMERLY BIOLOGISTICS, INC)
                               AND SUBSIDIARY
              CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

                               For the Three Months    For the Nine Months
                               Ended                   Ended

                               Sept. 30,   Sept. 30,   Sept. 30,   Sept. 30,
                               1999        1998        1999        1998
                               (Unaudited) (Unaudited) (Unaudited) (Unaudited)
CASH FLOWS FROM
OPERATING
ACTIVITIES:
     Net Income (Loss)         $(80,914)   $(86,552)   $(77,405)   $(301,264)
     Adjustments to Reconcile
     Net Income
     (Loss) to Net Cash
     Provided by
     (Used in) Operating
     Activities

Depreciation and Amortization       906         501       2,996          349
Decrease ( Increase) Increase
in Accounts Receivable           95,099                (115,474)
Increase in Inventory            60,789                 (55,117)
Decrease (Increase)
in Income
Taxes Receivable                                         28,948
Increase in Security Deposits    (1,360)                 (1,860)      (2,150)
Increase (Decrease) in
     Accounts Payable          (137,542)     49,704    (102,199)     222,386
Increase (Decrease) in
Payroll Taxes Payable              (769)      4,050      (1,648)       7,251
Increase (Decrease) in Income
Taxes Payable                                (5,000)     (7,424)     (15,103)
                                -------       -----       -----       ------
     NET CASH PROVIDED
     BY (USED IN) OPERATING
     ACTIVITIES                 (63,791)    (37,297)   (329,183)     (88,531)
                                 ------      ------     -------       ------
CASH FLOWS FROM INVESTING
ACTIVITIES:
     Loan Repayments from
     (Advances to)
          Stockholders (Net)    (61,212)      (7,327)    (38,595)      24,388
     Purchases of Machinery
      and Equipment              (3,688)      (2,965)    (20,024)      (2,965)
     Purchases of
     Intangible Assets                                    (1,714)
     Purchases of Goodwill                               (11,643)
                                 ------        ------     ------        -----
     NET CASH USED IN
     INVESTING ACTIVITIES       (64,900)     (10,292)    (71,976)      21,423
                                 ------       ------      ------       ------
CASH FLOWS FROM FINANCING
ACTIVITIES:
     Proceeds from Sale
     of Common Stock            125,180       41,500     125,180
     Proceeds from
     Note Payable                                        326,643       66,500
     Reduction of
     Note Payable                (6,415)                  (6,415)
                                 ------       ------     -------       ------
     NET CASH PROVIDED BY
     FINANCING ACTIVITIES       118,765       41,500     445,408       66,500
                                -------       ------     -------       ------
NET INCREASE (DECREASE)
IN CASH                          (9,926)      (6,089)     44,249         (608)

CASH, BEGINNING OF PERIOD        54,175        6,089           0          608
                                 ------        -----      ------       ------
CASH, END OF PERIOD             $44,249           $0     $44,249           $0
                                =======        =====     =======       ======
SUPPLEMENTAL DISCLO-
SURES OF CASH
FLOW INFORMATION
     Cash paid during the
     period for:
        Interest                     $0           $0        $383          $14
                                     ==           ==      ======          ===
        Income Taxes                 $0           $0      $7,424           $0
                                     ==           ==      ======          ===

The financial information presented herein has been prepared by management without audit by independent certified public accountants.

                       SKINTEK LABS, INC.
                  (FORMERLY BIOLOGISTICS, INC)
                         AND SUBSIDIARY
         CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)





SUPPLEMENTARY DISCLOSURE OF NON-CASH OPERATING ACTIVITIES

On November 13, 1998, $82,333 of merger consultant's note was converted into 164,667 shares of common stock. 208,333 shares of Rule 144 common stock were also issued.

On March 31, 1999, $541,667 of merger consultant's note was converted into 1,083,338 shares of common stock.

On July 6, 1999, 1,034,933 shares of common stock were sold to the merger consultant for $.50 per share, resulting in stock subscriptions receivables of $392,286 at September 30, 1999 after the quarter's payments by consultants.

The financial information presented herein has been prepared by management without audit by independent certified public accountants.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

       On December 13, 1994, Skintek Labs, Inc. (the "Company") under the name of Biologistics, Inc. was incorporated under the laws of Colorado, to engage in the business of clinical consulting, contract packaging and labeling services for clinical studies. The Company issued stock but never had any operations. On April 22, 1997, the Company became a Delaware corporation when it merged itself into its subsidiary, Biologistics, Inc., incorporated under the laws of Delaware on March 19, 1997.

         Performance Brands, Inc. (the "Subsidiary") was incorporated September 21, 1995 under the laws of the State of Florida. The Company is engaged in the wholesale and retail distribution and sale of various products in the skin-care market. Currently, these products are being manufactured, to the Company's specifications, in South Florida by several independent fillers and by the Company.

        On  March  31, 1999, the Company incorporated  a  wholly-
owned   subsidiary  PBI  Acquisition  Corp.   On  the  same   day
Performance Brands, Inc. merged with PBI Acquisition Corp. when the sole stockholder exchanged his stock in Performance Brands,
Inc.  for  18,500,000  shares of Skintek  Labs,  Inc.   Then  PBI
Acquisition Corp. was dissolved, leaving Performance Brands, Inc. as the surviving subsidiary of Skintek Labs, Inc. This stock-for-stock transfer was accounted for as a reverse purchase.

Basis of Presentation and Consolidation
        The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of Skintek Labs, Inc. and its wholly-owned subsidiary Performance Brands, Inc. All material intercompany transactions and balances have been eliminated in consolidation.

        As described in Organization above, effective March 31, 1999, the Company acquired all of the common stock of Performance Brands, Inc. The business combination was accounted for as a purchase and accordingly, the Company's financial statements have been presented to include the results of Performance Brands, Inc. as though the business combination occurred as of January 1, 1997.

Accounts Receivable
         All accounts receivable are due from unaffiliated third parties. The Company considers all accounts receivable to be fully collectible; accordingly no allowance for doubtful accounts is required. If amounts become uncollactible, the will be charged to operations when that ditermination is made.


Inventory
        Inventory is stated at the lower of cost or market, using the first-in, first-out (FIFO) method and consists of bottles of product, empty bottles, displays, and boxes. The raw materials are expensed as purchased because their inventoried value would be immaterial.

Property, Equipment and Depreciation
        Property additions, major renewals and betterments are included in the assets accounts at cost. Maintenance, repairs and minor renewals are charged to earnings when incurred.

        Depreciation is computed using the modified accelerated cost recovery system and the straight-line method over the estimated useful lives of the assets. The Company has elected to expense, rather than depreciate, the cost of certain depreciable personal property under Section 179 of the Internal Revenue Code. Although, these methods are not generally accepted accounting principles, the difference between them and any other acceptable method is immaterial to the current financial statements.


Intangible Assets
        On October 1, 1995, the Company purchased the customer list and trademarks and certain fixed assets from an affiliated company. The total purchase price for the assets was $25,000. The property and equipment were recorded at net book value in the amount of $702. The customer list and trademarks, which are intangible assets, were recorded in the amount of $24,298 and are being amortized over forty years. Goodwill is being amortized over fifteen years. During the six months ending on June 30, 1999, the Company paid $1,715 in patent fees, which are being amortized over seventeen years.

Long-Lived Assets
        The Company periodically reviews the values assigned to long-lived assets, such as property and equipment and acquired customer bases, to determine whether any impairments are other than temporary. Management believes that the long-lived assets in the accompanying balance sheets are appropriately valued.

Revenue Recognition
        Revenue from sales is recognized in the period in which the products are shipped and invoiced to the customer. The customers are generally the fifty independent distributors throughout the world and an additional approximately eighteen hundred wholesale accounts, principally in the U.S.A. and several large American retail chains. Sales are final upon the shipment of goods to customers.

Advertising
        Costs associated with advertising are expensed in the year incurred. Advertising expenses, which are comprised primarily of print media, were $52,415 and $22,628 for the three months ending on September 30, 1999 and 1998, respectively; and $96,178 and $182,542 for the nine months ending on September 30, 1999 and 1998, respectively.

Income Taxes
       Since inception, the Company has maintained a fiscal year ending on each 31st day of December. Provisions for income taxes have not been presented as there is no taxable income after consideration of net operating losses, and there are no timing differences.

Earnings Per Common Share
       The Company adopted Statement of Financial Accounting Standard No. 128 ("FAS 128"), Earnings Per Share for the period of these financial statements. Basic earning per common share is computed using the weighted average number of common shares outstanding. There was no dilution in the periods reported.

Recent Accounting Pronouncements
       In 1999, the Company was subject to the provisions of Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income" and Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." Neither statement had any impact on the Company's financial statements as the Company does not have any "comprehensive income" type earnings (losses) and its financial statements reflect how the "key operating decisions maker" views the business. The Company will continue to review these statements over time, in particular SFAS 131, to determine if any additional disclosures are necessary based on evolving circumstances.

Estimates
       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
       The carrying amounts of financial instruments including cash, accounts receivable, accounts payable and accrued expenses approximated fair value because of the immediate or short-term maturity of these instruments.


NOTE 2 - DUE FROM STOCKHOLDERS

       As of December 31, 1997, the Company had advanced the stockholders $157,440. These advances were evidenced by an unsecured promissory note at an interest rate of 6%, principal and accrued interest due on demand or on December 31, 1998. Interest of $7,835 was accrued as of December 31, 1997 and added to the balance, resulting in a due from stockholders of $165,275.

       During the year ended December 31, 1998, the stockholders had repaid $130,000 and borrowed an additional $25,492. Interest of $2,317 was accrued as of December 31, 1998, resulting in a balance of $60,767 and evidenced by an unsecured promissory note at an interest rate of 6%, principal and accrued interest due on demand or on December 31, 1999.

       During the three months ending on September 30, 1999, interest of $1,061 was accrued, and the stockholders received advances of $60,151 resulting in a balance of $99,362.


NOTE 3 - NOTES PAYABLE

       On September 1, 1999, the Company purchased a forklift for $12,954, financing $11,654 of the balance owed with a note secured by the forklift at an interest rate of 12%. The monthly installments are $338 through December 1, 1999. No payments have ever been made; consequently, the note is in default, although no demands for payment have ever been made.

       During 1998 and 1999, a merger consultant advanced the Subsidiary $757,095 and paid an additional $117,915 in merger expenses for the Company. As of September 30, 1999, the Company had converted all of the consultant's advances into common stock and had issued additional common stock to the consultant resulting in stock subscriptions receivable of $392,286.

NOTE 4 - STOCK TRANSACTIONS AND OPTIONS

Common Stock
       The Company initially authorized 50,000 shares of $0.001 par value common stock. On April 22, 1997 the Company re-incorporated in Delaware through a merger with its wholly owned Delaware subsidiary. The Company changed its authorized capital to 30,000,000 shares of $0.001 par value. As of December 31, 1998, the Company had issued 4,318,000 shares of common stock. On March 31, 1999, 18,500,000 shares were issued to effect the merger with Performance Brands, Inc. and 6,500,000 shares were issued for various items including the settlement of $541,667 of debt. On May 12, 1999, the Company declared a 6 to 1 reverse stock split, leaving par at $.001, and changing the number of shares authorized to 50,000,000. On July 6, 1999, the Company issued an additional 1,034,933 shares of its common stock for $.50 per share. As of September 30, 1999, the Company had issued 5,921,271 shares of its common stock.

Preferred Stock
       The Company has authorized 1,000,000 preferred shares $0.001 par value, non-voting, the rights and preferences of which to be determined by the Board of Directors at the time of issuance. Currently, there are no preferred shares outstanding.

The Company has declared no dividends through June 30, 1999.

Stock Options
       On March 30, 1999, the Company signed a convertible promissory note agreement with the aforementioned merger consultant (See Note 3.) in which all of the funds advanced to the Company and its Subsidiary are convertible into shares of the Company's common stock: 2 shares of stock for every $1 advanced. As of September 30, 1999, 2,282,933 shares of common stock had been issued for $757,095 of advances.

       On March 30, 1999, the Company entered into an employment agreement with the president and majority stockholder, in which was included an incentive compensation stock option plan. This plan allows the president to purchase up to 2,500,000 shares of common stock by March 29, 2009 when certain annual revenue levels are reached beginning at December 31, 1999. These shares were not included in the diluted shares for the earnings per share calculation.


NOTE 5 - PROVISION FOR INCOME TAXES

No provisions for income taxes were required because of the net losses realized in all periods.

        As of September 30, 1999, the Company has a Federal NOL carryover of approximately $253,350 and a State NOL carryover of approximately $450,837, both expiring in the year 2013, resulting from carrying forward the Subsidiary's remaining net operating loss from 1998.

NOTE 6 - COMMITMENTS

        The Company presently rents office and warehouse space under a monthly lease. On August 25, 1999, the Company signed a new thirty-six-month office lease, commencing on December 1, 1999 with monthly payments starting at $1,858.

The amounts due under this lease are as follows for the years ending December 31:

       1999      $   1,858
       2000         22,400
       2001         23,712
       2002         22,838
                    ------
                 $  70,808
                    ======

       The Company is obligated for an automobile lease which is properly treated as a non-cancelable operating lease. The term of the lease is 36 months with monthly payments of $466. The amounts due under this operating lease are as follows for the years ending December 31:

       1999       $  1,398
       2000          2,329
                     -----
                  $  3,727
                     =====

NOTE 7 - LITIGATION

       During the six months ending June 30, 1999, a model for a Subsidiary promotion sued the Subsidiary for back royalties from the product line advertised. Since the product line produced approximately $3,000 in profits, the management of the Subsidiary believes that there will be a nominal liability from this suit. As of December 17, 1999, there had been no resolution.

                            PART III

Item 1.       Index to Exhibits

Item 2.       Description of  Exhibits

Exhibit No.   Document Description

3.1           Articles of Incorporation

3.2           Bylaws

10(iii) Material Contracts-Including Employment Agreement, and Stock Option Plans

23            Consent of Independent Public Accountants

                           SIGNATURES


        In  accordance with Section 12 of the Securities Exchange
Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   SKINTEK LABORATORIES, INC.


         Date:   December  23,  1999      By:
                                          /s/   Stacy Kaufman, President